MIGENIX Inc.

102 – 2389 Health Sciences Mall

Vancouver, BC  V6T 1Z3

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Fourth Quarter and Fiscal Year 2009 Financial Results

Vancouver, BC, CANADA – July 10, 2009 – MIGENIX Inc. (the "Company" or "MIGENIX") (TSX: MGI; OTC: MGIFF), reports financial results for the three months and year ended April 30, 2009 and provides a corporate update:

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In March 2009 we raised gross proceeds of approximately $2.3 million by way of a rights offering financing. Under the rights offering, we issued approximately 47 million units priced at $0.05 per unit, with each unit consisting of one common share and a warrant to purchase one common share at $0.10 per common share at any time over the 12 month period following issuance of such warrants.

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We continued to streamline operations while preserving the integrity of the core assets. These restructuring efforts have resulted in funds on hand at April 30, 2009 that are expected to provide for operations into approximately the first quarter of calendar 2010.

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Omiganan 1% gel (OmigardTM; topical cationic peptide; prevention of catheter-related infections): In May 2009 Cadence Pharmaceuticals, Inc., discontinued the OmigardTM license agreement. We are currently interacting with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

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Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, our development and commercialization partner for CLS001, continues to seek a co-development partner to advance omiganan into Phase III clinical development for the treatment of rosacea.

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MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401, an injectable lipopeptide antibiotic, is targeted for the treatment of serious gram positive bacterial infections, including highly publicized treatment resistant hospital bacteria such as MRSA. The focus of our activities in this program is on strategic options for advancing the development of MX-2401. The Company plans to present further results of our research on MX-2401 at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting being held September 12-15, 2009 in San Francisco, CA.

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Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): In April 2009 the Company received notice from United Therapeutics to discontinue the celgosivir option agreement. We are currently seeking strategic options for the celgosivir program.

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We currently have five employees and are utilizing the services of several consultants including former employees to carry out our objectives. These objectives include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses. As part of our efforts to manage costs, the Company has invoked the notice provisions in its employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives will end on or before November 30, 2009 unless otherwise agreed by the parties.

MIGENIX Inc. – NEWS RELEASE – July 10, 2009                                                                                                                                        Page 2 of 5

FINANCIAL RESULTS

For the three months ended April 30, 2009 (“Q4/09”), MIGENIX recorded income of $6.7 million (Q4/08: loss of $3.2 million) or $0.05 (Q4/08: loss of $0.04) per common share and for the year ended April 30, 2009 (“Fiscal 2009”), the loss is $0.6 million (Fiscal 2008: $12.8 million) or $0.01 (Fiscal 2008: $0.14) per common share. The $12.2 million difference between the Fiscal 2009 loss and the Fiscal 2008 loss consists principally of: a $7.8 million gain on adjustment of the convertible royalty participation units; a $3.1 million decrease in research and development costs; a $0.6 million decrease in general and corporate costs; and a $0.8 million decrease in the write-down of intangible assets.

During Q4/09 the Company had approximately $0.1 million in revenues (Q4/08: $nil) and Fiscal 2009 revenues were approximately $0.2 million (Fiscal 2008: nominal i.e. <$0.1 million). The Q4/09 and Fiscal 2009 revenues were from work performed by MIGENIX personnel pursuant to: (1) the option agreement with United Therapeutics; and (2) a service agreement with Cadence Pharmaceuticals. We do not anticipate further revenues from either of these agreements as both agreements have been discontinued.

Expenses in Q4/09 and Fiscal 2009 have decreased significantly compared to prior periods due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s unpartnered programs with minimal research and development activities being conducted that are not funded by partners.

Research and development expenses decreased approximately $3.1 million in Fiscal 2009 compared to Fiscal 2008 principally due to the completion of clinical trials in the celgosivir program, reduced personnel, less research activity and lower patent expenses.

General and corporate expenses decreased approximately $0.6 million in Fiscal 2009 compared to Fiscal 2008. This decrease is principally due to: reduced rent expense including closing of the San Diego office; reduced use of contract personnel for internal control work and accounting; reduction in external investor relations services; and reduced personnel costs; offset partially by higher legal costs primarily related to the requisition of a shareholder meeting in 2008.

The Company reviews the carrying value of its intangible assets on a quarterly basis. Pursuant to the Q4/09 quarterly review of the carrying values of the Company’s intangible assets, the Company determined that a write-down of approximately $0.1 million was appropriate in respect of one of the Company’s technology licenses. The write-down of intangible assets in Fiscal 2009 was approximately $0.1 million (Fiscal 2008: $0.9 million) – the Fiscal 2008 write-downs were principally in respect of technologies acquired as part of our MitoKor merger in August 2004.

Interest income was approximately $0.1 million for Fiscal 2009 (Fiscal 2008: $0.4 million). The decrease in interest income is due to lower cash balances available for investing and lower interest rates obtained on our investments.

The $2.9 million initial carrying value (net of deferred transaction costs) of the debt component of the convertible royalty participation units was being accreted to the maximum royalties payable of approximately $29.5 million (would be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29.5 million). The OmigardTM results on March 12, 2009 and the resulting uncertainty for the OmigardTM program led the Company to reduce its estimate of the probable royalties payable to the unit holders over the royalty payment term to approximately $7.3 million. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

As a result of the Company’s reduced estimate of the probable royalties payable to the unit holders over the royalty payment term, the Company, using the effective interest method, adjusted the carrying amount of the debt component of the convertible royalty participation units at March 12, 2009 to approximately $0.2 million from approximately $8.0 million and recorded a $7.8 million adjustment gain in net income in Q4/09 and Fiscal 2009.

Accretion expense related to the convertible royalty participation units for Q4/09 was $0.3 million (Q4/08: $0.6 million) and is $1.8 million for Fiscal 2009 (Fiscal 2008: $1.9 million). The approximate $0.1 million decrease in Fiscal 2009 accretion expense compared to Fiscal 2008 is principally due to the Company’s lower estimate of the probable royalties payable described above.

MIGENIX Inc. – NEWS RELEASE – July 10, 2009                                                                                                                                          Page 3 of 5

As of April 30, 2009, the Company had cash, cash equivalents and short-term investments of approximately $2.1 million (April 30, 2008: $5.6 million) and the Company’s net working capital was approximately $1.5 million (April 30, 2008: $5.0 million). The approximate $3.5 million decrease in net working capital from April 30, 2008 is primarily attributable to the $5.6 million in cash used in Fiscal 2009 operating activities, which was partially offset by the approximately $2.1 million in net proceeds from the rights offering completed in March 2009.

MIGENIX believes that its funds on hand at April 30, 2009, combined with ongoing cost reduction measures, are sufficient to provide for operations into approximately the first quarter of calendar 2010 before funds received, if any, from existing or new license agreements, new financings, or the exercise of warrants and options. The Company currently plans to operate within an annual burn rate of approximately $2 million a year.

OUTSTANDING SHARES

There are currently 141,695,709 (April 30, 2009: 141,695,709) common shares outstanding; 29,465 convertible royalty participation units (April 30, 2009, 2009: 29,465); and 5,250,000 (April 30, 2009: 5,250,000) preferred shares outstanding.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666.

SELECTED FINANCIAL HIGHLIGHTS

BALANCE SHEETS Unaudited – In Thousands of Canadian dollars	April 30, 2009	April 30, 2008
Assets
Cash and cash equivalents	$1,646	$2,621
Short-term investments	487	2,997
Other current assets	317	1,327
Total current assets	$2,450	$6,945
Long-term investments	1	1
Property & equipment	588	977
Intangible assets	342	544
Total assets	$3,381	$8,467

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$934	$1,901
Total current liabilities	$934	$1,901
Convertible royalty participation units	194	6,247
Preferred shares	-	-
Total liabilities	$1,128	$8,148

Shareholders’ equity
Common shares	$126,404	$125,156
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	9,339	8,091
Deficit	(138,044)	(137,482)
Total shareholders’ equity	$2,253	$319
Total liabilities and shareholders’ equity	$3,381	$8,467

MIGENIX Inc. – NEWS RELEASE – July 10, 2009                                                                                                                                         Page 4 of 5

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended April 30,	Year ended April 30,
	2009	2008	2009	2008
Revenue
Research and development services	132	-	198	6
	$ 132	$ -	$198	$6
Expenses
Research and development	308	1,354	3,278	6,369
General and corporate	414	837	2,951	3,569
Amortization	94	116	408	517
Loss on disposal/write-down of property & equipment	95	36	106	62
Write-down of intangible assets	85	417	85	891
	$996	$2,760	$6,828	$11,408

Loss before other income (expense)	$(864)	$(2,760)	$(6,630)	$(11,402)
Accretion of convertible royalty participation units and amortization of transaction costs	(271)	(542)	(1,799)	(1,873)
Gain on adjustment of convertible royalty participation units	7,851	-	7,851	-
Interest income	4	63	79	439
Foreign exchange gain (loss)	(7)	(5)	(63)	71
Income (loss) and comprehensive income (loss) for the period	$6,713	$(3,244)	$(562)	$(12,765)
Deficit, beginning of period	(144,757)	(134,238)	(137,482)	(124,717)
Deficit, end of period	$(138,044)	$(137,482)	$(138,044)	$(137,482)

Basic and diluted income (loss) per common share	$0.05	$(0.04)	$(0.01)	$(0.14)
Weighted avg. number of common shares outstanding (000’s)	124,145	94,464	101,701	94,464

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended April 30		Year ended April 30
	2009	2008	2009	2008
Income (loss) for the period	$6,713	$(3,244)	$(562)	$(12,765)
Items not affecting cash:
Amortization	94	116	408	517
Loss on disposal/write-down of property and equipment	95	36	106	62
Write-down intangible assets	85	417	85	891
Stock-based compensation	19	35	399	271
Deferred share units compensation	-	-	62	-
Accretion of convertible royalty participation units and amortization of transaction costs	271	542	1,799	1,873
Gain on adjustment of convertible royalty participation units	(7,851)	-	(7,851)	-
Changes in non-cash working capital items relating to operating activities	(678)	(54)	(41)	-
Cash used in operating activities	$(1,252)	$(2,152)	$(5,595)	$(9,151)

Rights offering	2,413	-	2,144	-
Proceeds on exercise of warrants	-	-	-	36
Cash provided by financing activities	2,413	-	$2,144	$36

Funds from (purchases of) short-term investments	(486)	3,054	2,489	9,255
Proceeds on disposal of equipment	1	6	1	18
Purchases of property and equipment	-	(151)	(15)	(482)
Cash provided by (used in) investing activities	$(485)	$2,909	$2,475	$8,791

Increase (decrease) in cash and cash equivalents	$676	$757	$(976)	$(324)
Cash and cash equivalents, beginning of period	969	1,864	2,621	2,945
Cash and cash equivalents, end of period	$1,645	$2,621	$1,645	$2,621

MIGENIX Inc. – NEWS RELEASE – July 10, 2009                                                                                                                                            Page 5 of 5

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Corporation can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: investigating a range of potential approval strategies for OmigardTM; Cutanea Life Sciences’ seeking a co-development partner to advance omiganan into Phase III clinical development for the treatment of rosacea; seeking strategic options for the MX-2401 and celgosivir programs; the employment of two senior executives ending on or before November 30, 2009; our estimate of the probable royalties payable to holders of the convertible royalty participation units; working within an annual burn rate of approximately $2 million; the Company’s current financial resources being sufficient to fund operations into approximately the first quarter of calendar 2010; and the Company obtaining additional funds through licensing and non-dilutive financing arrangements.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in the OmigardTM program; Cutanea’s ability to fund, manage and advance omiganan into Phase III; our ability to generate and manage licensing and other strategic opportunities in the MX-2401 and celgosivir programs; our ability to retain or engage the personnel required to advance the Company’s objectives; our ability to obtain additional funds through licensing and non-dilutive financing arrangements; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.